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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)


                          MAGNUM HUNTER RESOURCES, INC.
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                   55972F20-3
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                                 (CUSIP Number)


         Jim Kneale, Senior Vice President, ONEOK Texas Resources, Inc.
                612 North Polk, Amarillo, TX 79107, 918.588.7800
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      (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)


                                 April 16, 2002
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            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Section 240.13d-7(b) for other parties to whom copies are to be sent.

"The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D

--------------------                                         -------------------
CUSIP No. 55972F20-3                                         Page __ of __ Pages
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   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          ONEOK Texas Resources, Inc.
          EIN:  75-2968703
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   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

          (a)  [_]
          (b)  [_]
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   3      SEC USE ONLY

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   4      SOURCE OF FUNDS (See Instructions)

          WC
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   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)

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   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
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                        7     SOLE VOTING POWER

                              6,598,804/9.2%*
                        --------------------------------------------------------
    NUMBER OF           8     SHARED VOTING POWER
     SHARES
  BENEFICIALLY                0
    OWNED BY            --------------------------------------------------------
      EACH              9     SOLE DISPOSITIVE POWER
    REPORTING
     PERSON                   6,598,804/9.2%*
      WITH              --------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              0
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   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          6,598,804*
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   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)

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   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          9.2%
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   14     TYPE OF REPORTING PERSON (See Instructions)

          CO
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*    Some of the shares are subject to restrictions on voting and sale as described in Item 5(b) of the original Schedule 13D filed April 2, 2002. Beneficial ownership is allocated as described in Item 5(a) as amended herein.

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Item 1.  Security and Issuer.

     This Amendment No. 1 to the Schedule 13D filed by ONEOK Texas Resources, Inc. relates to common stock, par value $0.01 per share, of Magnum Hunter Resources, Inc. (the "Issuer") held by ONEOK Texas Resources and relates to warrants publicly issued by the Issuer in a registered offering on or about March 21, 2002, which warrants are also held by ONEOK Texas Resources. This statement supplements and amends the statement on Schedule 13D originally filed by ONEOK Texas Resources with the Commission on April 2, 2002. The address of the principal executive office of the Issuer is: 600 E Las Colinas Blvd., Suite 1100, Irving, TX 75039.

Item 4.  Purpose of Transaction

     The fourth paragraph of the disclosure under Item 4 is hereby amended to read in its entirety as follows:

     On April 16, 2002, ONEOK sold 3,000,000 shares of Magnum Hunter common stock under a Registration Statement on Form S-3 (Registration No. 333-84650) filed with the SEC on March 27, 2002. ONEOK Texas Resources is reviewing alternatives for further reducing its investment in the Issuer. Based on the results of such review, including market and general economic factors and any other facts it may deem relevant, ONEOK Texas Resources may further reduce its investment in the Issuer.

Item 5.  Interests in Securities of the Issuer

     Paragraph (a) of Item 5 is hereby amended to read in its entirety as follows:

     (a) As a result of the sale described in Item 4 above, the aggregate number of shares beneficially owned by the reporting person, including the persons described in Item 2 of the original Schedule 13D, is 6,598,804 shares of Common Stock, representing in the aggregate approximately 9.2% of the outstanding Common Stock of Magnum Hunter. Of that total amount, ONEOK Texas Resources directly owns 4,936,504 shares of Magnum Hunter common stock and holds warrants convertible into 1,587,300 shares, resulting in beneficial ownership by the reporting person of 6,523,804 shares of Common Stock (approximately 9.1%), and David Kyle, an executive officer of ONEOK Texas Resources, beneficially owns 64,800 shares (less than 0.1%), and Jim Kneale, an executive officer of ONEOK Texas Resources, beneficially owns 10,200 shares (less than 0.1%). These beneficial ownership amounts include the right of ONEOK Texas Resources to acquire Common Stock within 60 days through the exercise of the warrants acquired in 2002 as described in Item 1 of the original Schedule 13D previously filed and the right of the individuals named above to acquire Common Stock within 60 days through the exercise of stock options.

     Paragraph (c) of Item 5 is hereby amended to read in its entirety as follows:

     (c) On April 16, 2002, ONEOK sold 3,000,000 shares of Magnum Hunter common stock under a Registration Statement on Form S-3 (Registration No. 333-84650) filed with the SEC on March 27, 2002.

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Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ONEOK Texas Resources, Inc.



By: /s/ Jim Kneale
    -----------------------------------------------
    Jim Kneale, Senior Vice-President, Treasurer,
    Chief Financial Officer and Corporate Secretary

Dated:  April 18, 2002.